

SEC

16012647

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
416

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SEC FILE NUMBER
8-47883

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers-Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Freedom Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Raritan Center Parkway
(No. and Street)

Edison	NJ	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal — 212-668-5782
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Albert G. Lowenthal, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Freedom Investments, Inc., (the "Company") as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer
Title

Subscribed and sworn to before me on this 26th day of FEBRUARY 2016



Notary Public



MARIA GONZALEZ
Notary Public - State of New York
NO. 01G06207206
Qualified in Queens County
My Commission Expires 6/8/17

Freedom Investments, Inc.
Table of Contents
As of December 31, 2015

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Freedom Investments, Inc.

We have audited the accompanying statement of financial condition of Freedom Investments, Inc. (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Freedom Investments, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

Freedom Investments, Inc.
Statement of Financial Condition
As of December 31, 2015

Assets		
Cash and cash equivalents	$	6,186,422
Prepaid income taxes		632
Other assets		36,331
Total assets		6,223,385
Liabilities and Stockholder's Equity		
Payable to Parent - Intercompany		58,906
Accrued expenses and other liabilities		100,472
Total liabilities		159,378
Stockholder's Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		4,716,394
Retained earnings		1,346,613
Total stockholder's equity		6,064,007
Total liabilities and stockholder's equity	$	6,223,385

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company provides on-line investing as well as discount brokerage services to individual investors throughout the United States.

The Company is a wholly owned subsidiary of Oppenheimer & Co. Inc. (the "Parent") whose ultimate parent is Oppenheimer Holdings Inc., a Delaware public corporation.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Commissions

The Company has a clearing agreement with the Parent to clear its security transactions on a fully disclosed basis. Commission income from securities transactions is recorded on a trade date basis.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the statement of financial condition and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the tax provision in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and the results of recent operations.

New Accounting Pronouncements

Recently Adopted

In April 2014, the FASB issued ASU No. 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." Under this ASU, a discontinued operation is defined as a disposal of a component or group of components that is disposed of and represents a strategic shift that has or will have a major effect on an entity's operation. The ASU also modified related disclosure requirements. The ASU became effective for the annual reporting period in the fiscal year that began after December 15, 2014.

Recently Issued

In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern," which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The ASU requires management of an entity to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements and also provide disclosures if there is "substantial doubt about the entity's ability to continue as a going concern."

The ASU is effective for the annual reporting period in the fiscal year that begins after December 15, 2016 and early adoption is permitted. The Company will not early adopt this ASU. The Company is currently evaluating the impact on its disclosure.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $5,769,340 which exceeded minimum capital requirements by $5,669,340.

4. Income Taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company recognizes its related federal income tax provision on a separate company basis.

The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's combined or consolidated state filing, depending on the specific requirements of each state and local jurisdiction.

Open income tax years for the affiliated group vary by jurisdiction, but all income tax years are closed through 2008 for all significant jurisdictions.

Management has evaluated its tax positions for the year ended December 31, 2015 and determined that it has no uncertain tax positions requiring recognition in the statement of financial condition.

Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. The deferred income tax provision results from temporary differences related to the reserve for bad debt, deferred fees, accrued rent, and depreciation. As of December 31, 2015, the Company had no deferred tax asset or liability.

5. Related Party Transactions

The Company has a clearing agreement with the Parent to clear its security transactions on a fully disclosed basis. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right. At December 31, 2015, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Cash equivalents of $2,316,991 are held in the Company's brokerage account with the Parent. The Company is included in the Parents calculation of reserve requirements for the proprietary accounts of brokers.

7. Subsequent Events

The Company has performed an evaluation of events that have occurred since December 31, 2015 and through February 26, 2016, the date on which the statement of financial condition is available to be issued, and determined that there are no events that have occurred that would require recognition or additional disclosure in the statement of financial condition.

Freedom Investments, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Computation of net capital	
Total stockholder's equity	$ 6,064,007
Deductions and/or charges	
Nonallowable assets	
Other	294,667
Total deductions	294,667
Tentative net capital	5,769,340
Haircuts on securities	—
Net capital	$ 5,769,340
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000
Excess net capital	$ 5,669,340
Computation of aggregate indebtedness	
Aggregate Indebtedness	
Accrued expenses and other liabilities	159,378
Adjustment for amounts required to be on deposit in reserve accounts	—
Total aggregate indebtedness	$ 159,378
Ratio of aggregate indebtedness to net capital	0.028

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There were no material differences between the above computation and the December 31, 2015 unaudited Part II FOCUS filed on January 27, 2016,